Nintendo®
**Nintendo Co., Ltd.**
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

January 11, 2007



***By International Courier***
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549



Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Financial Forecast Modifications (Dated January 10, 2007)
- Notice of Year-end Dividend Forecast Modification (Dated January 10, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.



Kenichi Sugimoto
Enclosure

Nintendo®

RECEIVED January 10, 2007

2007 JAN 1

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

# Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007) as set forth in the "Notice of Financial Forecast Modifications" dated October 3, 2006 as follows.

1.Financial forecast modifications for the year ending March 31, 2007 (April 1, 2006 - March 31, 2007)
(1) Consolidated financial forecast modification

million yen, %

| | Net sales | Income before income taxes and extraordinary items | Net income |
|---|---|---|---|
| Previous forecast (A) announced on Oct. 3, 2006 | 740,000 | 170,000 | 100,000 |
| Modified forecast (B) | 900,000 | 210,000 | 120,000 |
| Net increase/decrease (B-A) | 160,000 | 40,000 | 20,000 |
| Net increase/decrease percentage | 21.6 | 23.5 | 20.0 |
| Year ended March 31, 2006 | 509,249 | 160,759 | 98,378 |

Estimated annual earnings per share: 938.16 yen

(2) Non-consolidated financial forecast modification

million yen, %

| | Net sales | Income before income taxes and extraordinary items | Net income |
|---|---|---|---|
| Previous forecast (A) announced on Oct. 3, 2006 | 620,000 | 130,000 | 60,000 |
| Modified forecast (B) | 820,000 | 185,000 | 93,000 |
| Net increase/decrease (B-A) | 200,000 | 55,000 | 33,000 |
| Net increase/decrease percentage | 32.3 | 42.3 | 55.0 |
| Year ended March 31, 2006 | 411,770 | 149,439 | 91,585 |

Estimated annual earnings per share: 727.08 yen

2.Reason for modification

Net sales, income before income taxes and extraordinary items, and net income for the fiscal year ending March 31, 2007 are expected to increase beyond the previous forecasts on both consolidated and non-consolidated bases, led by worldwide robust trends in sales of "Nintendo DS" (a handheld gaming device) hardware and software, and favorable sales of other products as well.

Estimated exchange rates for the fiscal year ending March 31, 2007 remain unchanged at 115 yen per U.S. dollar and 143 yen per euro.

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

In addition, the number of outstanding shares used for calculating "Estimated annual earnings per share" is the estimated average number of outstanding shares for the fiscal year.

## Consolidated Sales Information

sales units in ten thousands

| | | | Previous Forecast (Apr. '06-Mar. '07) | Modified Forecast (Apr. '06-Mar. '07) | Twelve Months (Apr. '05-Mar. '06) |
|---|---|---|---|---|---|
| Game Boy Advance | Hardware | Japan | | | 100 |
| | | The Americas | | | 472 |
| | | Other | | | 261 |
| | | Total | 330 *1 | 400 *1 | 833 |
| of which Game Boy Advance SP | | Japan | | | 42 |
| | | The Americas | | | 426 |
| | | Other | | | 176 |
| | | Total | | | 644 |
| of which Game Boy Micro | | Japan | | | 58 |
| | | The Americas | | | 47 |
| | | Other | | | 79 |
| | | Total | | | 183 |
| | Software | Japan | | | 728 |
| | | The Americas | | | 3,534 |
| | | Other | | | 1,674 |
| | | Total | 3,200 | 3,600 | 5,936 |
| Nintendo DS | Hardware | Japan | | | 478 |
| | | The Americas | | | 292 |
| | | Other | | | 376 |
| | | Total | 2,000 *2 | 2,300 *2 | 1,146 |
| of which Nintendo DS Lite | | Japan | | | 58 |
| | | The Americas | | | - |
| | | Other | | | - |
| | | Total | | | 58 |
| | Software | Japan | | | 2,152 |
| | | The Americas | | | 1,608 |
| | | Other | | | 1,235 |
| | | Total | 8,200 | 10,000 | 4,995 |
| Nintendo GameCube | Hardware | Japan | | | 20 |
| | | The Americas | | | 172 |
| | | Other | | | 44 |
| | | Total | - | - | 235 |
| | Software | Japan | | | 298 |
| | | The Americas | | | 2,388 |
| | | Other | | | 592 |
| | | Total | 1,500 | 1,600 | 3,279 |
| Wii | Hardware | | 600 | 600 | - |
| | Software | | 1,700 *3 | 2,100 *3 | - |

[Notes] *1 the sum of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro units

*2 the sum of Nintendo DS and Nintendo DS Lite units

*3 software bundled with Wii hardware not included

January 10, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

# Notice of Year-end Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its year-end dividend forecast for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007) based on "Notice of Financial Forecast Modifications" announced today as follows.

1.Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ending March 31, 2007, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2007 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is being kept at 140 yen.

Based on this policy, if actual financial results are in line with our modified forecasts, the former alternative (dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2007 rounded up to the 10 yen digit) will be adopted following the projected amount of consolidated operating income to reach 185.0 billion yen. As a result, the year-end dividend per share and the annual dividend per share are expected to be 410 yen and 480 yen, respectively. The interim dividend for this fiscal year is being paid from December 1, 2006.

Although financial results for the fiscal year ending March 31, 2007 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

2.Year-end dividend forecast modification for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007)

yen

| | Dividend per share | | |
|---|---|---|---|
| | Interim | Year-end | Annual |
| Previous forecast announced on Oct. 3, 2006 | 70 | 330 | 400 |
| Modified forecast | 70 | 410 | 480 |
| Year ended March 31, 2006 | 70 | 320 | 390 |

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.